Exhibit B

Addendum to 10/27/10 Memo Regarding Analysis of Whether Consolidation is Required for Gabelli Green

Background:

As we do for all our investments in limited partnership and offshore funds, ongoing analysis has been routinely done for Gabelli Securities, Inc. (“GSI”)’s investment in Gabelli Green Short/Long Fund, L.P. (“Gabelli Green”) with regard to the requisite accounting treatment at each reporting period as it relates to consolidation of that entity.   An earlier conclusion was reached and documented on 10/27/10 regarding the need to consolidate the entity at that time despite the fact that the limited partnership agreement for that entity granted the limited partners kick-out rights with regard to the general partner.

Prior Rationale for Consolidation:

After review of the relevant governing accounting guidance, which is fully laid out in the 10/27/10 assessment memo and will not be repeated here, the rationale for consolidation was as follows:

With regard to kick-out rights for this entity, if its general partner were removed by vote of a simple majority of the unrelated limited partners, the limited partners would be required, under Delaware law and in light of the fact that these Limited Partnership Agreements are otherwise silent on this, to separate the general partner from the partnership and buy out his interest.  In assessing the various specific facts and circumstances related to this partnership including the magnitude of the general partner’s interest of 63.5% of Gabelli Green and the fact that the partnership is at the front end of its life cycle (Gabelli Green having been launched on July 1, 2010), it seems extremely improbable that the limited partners would find it economically feasible to exercise their kickout rights.  We believe there is therefore a significant barrier to exercise of the kick-out rights.

The same is true for their participating rights.  Section 3.01 of the Limited Partnership Agreement of Gabelli Green states that: “The partnership shall be managed by the general partner, which shall have the sole discretion of selecting an investment manager on behalf of the partnership and of exercise of the powers set forth in Section 3.02 [powers to:  (1) appoint the investment manager, (2) enter into contracts, agreements, other undertakings, (3) appoint an independent client representative to act as agent of the partnership, and (4) to act for the partnership in all matters.]”

To determine whether participating rights are substantive, the limited partners must have the ability to participate in both (1) selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures and (2) establishing operating and capital decisions of the limited partnership, including budgets, to overcome the presumption that the general partner controls the limited partnership. One could argue that by virtue of the limited partners’ ability to kick out the general manager, who is vested with the power to make all of these decisions, they have participating rights which allow them to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.  However, as in the case of the assessment of kick-out rights, because the general partner is the holder of a 63.5% interest, if its general partner were removed by vote of a simple majority of the unrelated limited partners, the limited partners would be required to buy out the majority ownership interest.  As above, we believe there is therefore a significant barrier to exercise of their participating rights.  This barrier would indicate that the participating rights are not substantive.

Additional Investments Made by Limited Partners:

Due to additional investments made by limited partners in 2011 (namely $3.9 million on 1/1/11, $2.8 million on 2/1/11, and $1.07 million on 3/1/11), the general partner’s percentage ownership has dropped from 54.7% at 12/31/10 to 39.0% at 1/1/11, 32.3% at 2/1/11, 30.8% at 3/1/11, and 30.8% at 3/31/11.

Conclusion:

The general partner, GSI, should cease consolidating Gabelli Green at January 1, 2011 since as of that date it no longer had control of this entity as determined by the specific facts and circumstances surrounding it.  This conclusion rests on the fact that the economic impediments to exercising kick-out rights and participating rights were removed by virtue of the increased level of the limited partners’ investments (on that date and forward), and both the kick-out rights and participating rights held by the limited partners therefore became substantive on January 1, 2011.

April 26, 2011